UNITED STATES
                     SECURITIES AND EXCHANGE COMMISSION
                           Washington, D.C. 20549




                                SCHEDULE 13D
                 Under the Securities Exchange Act of 1934
                             (Amendment No. 1)*
                             (FINAL AMENDMENT)

                           RAINFOREST CAFE, INC.
        ------------------------------------------------------------
                              (Name of Issuer)

                         Common Stock, no par value
        ------------------------------------------------------------
                      (Title of Class and Securities)

                                75086K 10 4
        ------------------------------------------------------------
                               (CUSIP Number)

                         Steven L. Scheinthal, Esq.
                     Landry's Seafood Restaurants, Inc.
                      1400 Post Oak Blvd., Suite 1010
                            Houston, Texas 77056
                               (713) 850-1010

                              With a copy to:
                           Paul T. Schnell, Esq.
                  Skadden, Arps, Slate, Meagher & Flom LLP
                             Four Times Square
                          New York, New York 10036
                               (212) 735-3000
        ------------------------------------------------------------
          (Name, Address and Telephone Number of Person Authorized
                   to Receive Notices and Communications)

                               April 26, 2000
        ------------------------------------------------------------
                       (Date of Event which Requires
                         Filing of this Statement)

If the filing person has previously filed a statement on Schedule 13G to report the acquisition that is the subject of this Schedule 13D, and is filing this schedule because of Sections 240.13d-1(e), 240.13d-1(f) or 240.13d-1(g), check the following box. [ ]

Note: Schedules filed in paper format shall include a signed original and five copies of the schedule, including all exhibits. See Section 240.13d-7 for other parties to whom copies are to be sent.

* The remainder of this cover page shall be filled out for a reporting person's initial filing on this form with respect to the subject class of securities, and for any subsequent amendment containing information which would alter disclosures provided in a prior cover page.

The information required on the remainder of this cover page shall not be deemed to be "filed" for the purpose of Section 18 of the Securities Exchange Act of 1934 ("Act") or otherwise subject to the liabilities of that section of the Act but shall be subject to all other provisions of the Act (however, see the Notes).



                                SCHEDULE 13D

     CUSIP No.  75086K 10 4
     -------------------------------------------------------------------
     1.   NAMES OF REPORTING PERSONS
          I.R.S. IDENTIFICATION NOS. OF ABOVE PERSONS (entities only) Landry's Seafood Restaurants, Inc.
          IRS Id. No:740405386
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     2.   CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP:
                                                           (a)  ( )
                                                           (b)  (X)
     -------------------------------------------------------------------
     3.   SEC USE ONLY

     -------------------------------------------------------------------
     4.   SOURCE OF FUNDS*
          Not applicable
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     5.   CHECK BOX IF DISCLOSURE OF LEGAL PROCEEDINGS IS REQUIRED
          PURSUANT TO ITEM 2(d) or 2(e)                    (  )

     -------------------------------------------------------------------
     6.   CITIZENSHIP OR PLACE OF ORGANIZATION
          Delaware
     -------------------------------------------------------------------
                                   7.   SOLE VOTING POWER
           NUMBER OF                     100
            SHARES                 -------------------------------------
         BENEFICIALLY              8.   SHARED VOTING POWER
           OWNED BY                      0
             EACH                  -------------------------------------
           REPORTING               9.   SOLE DISPOSITIVE POWER
            PERSON                       100
             WITH                  -------------------------------------
                                   10.  SHARED DISPOSITIVE POWER
                                                 0
     -------------------------------------------------------------------
     11.  AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON
          100
     -------------------------------------------------------------------
     12.  CHECK BOX IF THE AGGREGATE AMOUNT IN ROW 11 EXCLUDES CERTAIN
          SHARES                                        (  )
     -------------------------------------------------------------------
     13.  PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW 11
          less than 0.01%
     -------------------------------------------------------------------
     14.  TYPE OF REPORTING PERSON
          CO


      This Statement constitutes Amendment No. 1 (Final Amendment) to the Statement on Schedule 13D filed with the Securities and Exchange Commission ("Schedule 13D") by Landry's Seafood Restaurants, Inc. on February 18, 2000, in connection with its beneficial ownership of shares of the capital stock of Rainforest Cafe, Inc. Capitalized terms used but not defined in this Amendment No. 1 shall have the respective meanings ascribed to such terms in the Schedule 13D.

      Item 4 and Items 5(a)-(c) of the Schedule 13D are hereby amended and supplemented by the addition of the following information:

      As previously announced, on April 26, 2000, Landry's Seafood Restaurants, Inc. ("Landry's") entered into an agreement with Rainforest Cafe, Inc. ("Rainforest") which terminated the Agreement and Plan of Merger, dated as of February 9, 2000, by and among Landry's, LSR Acquisition Corp. and Rainforest (the "Merger Agreement"). In accordance with the terms of the stockholder agreements entered into between Landry's and each of Lyle Berman and Steven Schussler and the terms of the employee termination, consulting and non-competition agreements entered into between Landry's and each of Lyle Berman, Steven Schussler, Kenneth Brimmer and Ercument Ucan, each such agreement automatically terminated at the time the Merger Agreement terminated.

      As a result of the termination of the aforementioned stockholder agreements, Landry's has no further rights (voting, dispositive or otherwise) with respect to Messrs. Berman's and Schussler's shares of Rainforest capital stock which had been subject to such stockholder agreements and, consequently, can no longer be deemed to share beneficial ownership of such shares pursuant to Rule 13d-3 of the General Rules and Regulations promulgated under the Securities Exchange Act of 1934, as amended (the "Exchange Act"). Landry's reporting obligations pursuant to
Section 13(d) of the Exchange Act and the rules and regulations promulgated thereunder is therefore terminated.



                                 SIGNATURE

     After reasonable inquiry and to the best of my knowledge and belief, I certify that the information set forth in this statement is true, complete and correct.


Dated:  May 11, 2000                LANDRY'S SEAFOOD RESTAURANTS, INC.


                                    By:    /s/ Tilman J. Fertitta
                                          -----------------------
                                          Name:  Tilman J. Fertitta
                                          Title: Chief Executive Officer